May 16, 2023

Li Xiao/ Kevin Kuhar

Tyler Howes/ Jason Drory

Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioLingus (Cayman) Limited
Draft Registration Statement on Form F-1
Submitted March 29, 2023
CIK No. 0001966522

Dear Messrs. Xiao, Kuhar, Howes and Drory,

On behalf of our client, BioLingus (Cayman) Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 25, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Draft Registration Statement on Form F-1 submitted March 29, 2023

Cover Page

1. We note your disclosure about Holding Foreign Companies Accountable Act. Please update your disclosure here, and wherever else appropriate, to reflect that the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition was shortened from three years to two years as part of the Consolidated Appropriations Act, 2023 which was signed into law on December 29, 2022.

Response:

Responsive to the Staff’s comments, we have updated the Company’s disclosure on the cover page and under the risk factor titled “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering” on page 43 of the Revised Registration Statement to reflect that the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition was shortened from three years to two years as part of the Consolidated Appropriations Act, 2023 which was signed into law on December 29, 2022.

2. Please provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date to investors, and quantify the amounts if applicable.

Response:

For the fiscal years ended April 30, 2022 and 2021, all funds are transferred via bank transfer from BioLingus (Hong Kong) Limited’s bank account in HSBC Hong Kong (account number:484-452560-838) and Hang Seng Bank (account number: 788-213056-883) to Biolingus Beijing’s bank account in Bank of China Beijing Branch (account number: 346769583761 & 320769832972) and China Merchants Bank (account number: 110943494521301). No cash transfer occurred during the six months ended October 31, 2022.

To date, no any transfers, dividends, or distributions has been made to investors.

Please refer to the cover page and page 14 of the Revised Registration Statement.

3. We note that you checked the Rule 415 box on the cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise accordingly.

Response:

The Rule 415 box on the cover page has been unchecked.

Prospectus Summary, page 5

4. Please balance your prospectus summary by including disclosure regarding your history of net losses and the auditor’s explanatory paragraph regarding your ability to continue as a going concern.

Response:

Responsive to the Staff’s comments, we have added disclosure about the Company’s history of net losses and the auditor’s explanatory paragraph regarding the Company’s ability to continue as a going concern on page 6 of the Revised Registration Statement.

5. We note your disclosure here and at the top of page 89 that it has become clear to you that there are two areas for your technology with significant commercial potential, including “Immunology.” However, we note your disclosure on page 87 that you spun-out and licensed all the rights to all non-metabolic applications from BioLingus I to BioLingus II, which you do not appear to own. When discussing the application of your technology to immunology, please clarify that you only hold the rights to metabolic applications or otherwise advise.

Response:

Responsive to the Staff’s comments, we have added additional disclosure regarding the grant of a perpetual and irrevocable license to all non-metabolic applications from BioLingus I to BioLingus II on page 85 of the Revised Registration Statement. Additionally, we have added a legend wherever Immunology applications are mentioned regarding the grant of such license on pages 6 and 87 of the Revised Registration Statement and that BioLingus I only holds the rights to metabolic applications.

Advantages of the BioLingus Platform, page 6

6. Please provide support for your statement that your products produce “no or little gastrointestinal side effects”.

Response:

Responsive to the Staff’s comments, we have added the following explanation:

“A characteristic of formulations dosed through the sublingual route is that it bypasses the gastro-intestinal tract (“GIT”) (Source: https://www.healthline.com/health/sublingual-and-buccal-medication-administration#uses). Consequently, because the GIT is not directly exposed to the formulations, there are no or little gastrointestinal side effects.”

Our Products, page 7

7. We note your pipeline table on page 7 includes a combined Phase Ib/IIa column for all of your product candidates. Please revise your pipeline table to include separate columns for Phase I and Phase II since you do not appear to have received authorization to proceed with a Phase I/II combined trial for each of your product candidates shown in the table.

Response:

Responsive to the Staff’s comments, we have revised the pipeline table on pages 7 and 87 of the Revised Registration Statement to include separate columns for Phase I and Phase II.

8. We note your footnotes under your pipeline table indicate that certain of your product candidates are “trailing” your other product candidates by a certain number of months. Given the stage of your product candidates and the length of time and uncertainty involved in product candidate development, it appears premature and inappropriate to quantify how many months one candidate is “trailing” from another one of your product candidates.

Response:

Responsive to the Staff’s comments, we have removed statements that one product candidate is “trailing” another on pages 7 and 87 of the Revised Registration Statement.

9. Please revise your pipeline table to clarify what “SL” means.

Response:

We have revised our pipeline table to clarify that “SL” means sublingual.

10. We note your disclosure here that “[u]ntil now, both drugs [(Liraglutide and Exenatide)] are generally only available by injection” and that “Semaglutide is a GLP-1 product available as an oral dosage form.” Please clarify whether Liraglutide and Exenatide are currently available in an oral version or otherwise advise.

Response:

We have clarified on pages 7 and 87 of the Revised Registration Statement that neither liraglutide nor exenatide is available commercially in oral forms.

Significant Risk Factors, page 9

11. Your risk factor summary currently exceeds two pages. Please revise your risk factor summary to be no more than two pages and to discuss the principal factors that make an investment in you or the offering speculative or risky, rather than listing each heading that appears in the Risk Factors section. For guidance, please refer to Item 105(b) of Regulation S-K.

Response:

We have revised the Company’s risk factors to be two pages to discuss the principal risk factors that make an investment in the Company or the Offering speculative or risky.

Transfers of Cash to and from Our Subsidiaries, page 14

12. Provide a clear description of how cash is transferred through your organization. Please also quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

Response:

Please refer to our response to Comment 2 above.

Use of Proceeds, page 60

13. We note that you intend to use 10% of the proceeds from this offering to repay external borrowings due in 2023. Please revise to set forth the interest rate and maturity of any indebtedness to be discharged with the proceeds from this offering. If any of the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to Item 3.C.4 of Form 20-F for guidance.

Response:

Responsive to the Staff’s comments, we have indicated the interest rate and maturity dates of the indebtedness as well as the use of such indebtedness.

Capitalization, page 68

14. Please revise to address the following comments for your capitalization table:

●	Include long-term debt as part of your capitalization as presented on the page F-24 balance sheet as of October 31, 2022.
●	Include share information, both historical and pro forma, in the caption for ordinary shares, no par value.
●	Double underline cash and cash equivalent so it is obvious that cash and cash equivalents are not part of your capitalization.

Response:

We have amended the Capitalization discussion on pages 66-67 of the Revised Registration Statement responsive to the Staff’s comments.

Industry

Our Competitive Strengths, page 84

15. We note references to conclusions related to your scientific data here and throughout your registration statement. For example, we note your statement that sublingual drug delivery “substantially enhances the efficacy of immuno-active and other drugs.” Please replace all claims or conclusions related to efficacy with a description of the objective data resulting from the trials and explain how the trials were conducted.

Response:

Claims or conclusions related to efficacy have all been replaced with descriptions of objective data resulting from the trials and an explanation on how the trials were conducted on pages 82 and 86 of the Revised Registration Statement. For instance, on page 82, instead of “3. Holds promise for the treatment of diseases afflicting the lymphatic systems - substantially enhances the efficacy of immuno-active and other drugs”, we now write, “Holds promise for the treatment of diseases afflicting the lymphatic systems, since it allows us to achieve similar effects using immuno-active drugs delivered sublingually at 3-10X lower doses (compared to when the drug is delivered via injection) in animal studies. For example, using a standard peanut allergy mouse model (Smeekins et al, 2021) animals were sensitized to peanut allergen and then treated with either sublingual or injectable interleukin-2. Allergic responses to peanut allergen were then measured, and we observed that sublingual administration of interleukin-2 at a dose of 1000 IU resulted in a similar reduction in allergic symptoms as subcutaneous administration of interleukin-2 at a dose of 50,000 IU”. On page 86, we provided a detailed description of the trials and the objective data from these trials.

16. We note your statements here that your BioLingus platform is a “[b]reakthrough formulation technology” and a “breakthrough platform.” Please tell us your basis for asserting that your platform is a “breakthrough” technology or platform given the current stage of your clinical development or otherwise advise.

Response:

We have removed the word “breakthrough” in this section.

17. You cite to reports for statistical information regarding your industry in this section and elsewhere in the prospectus. Please note that when you include an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, you assume responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document.

Response:

The Staff’s comments are well noted. The Company shall constantly check the hyperlinks referred to in its Revised Registration Statement to ensure that they are still active. In addition, please note that the Company has changed some links referred to on pages 79, 80 and 88 of the Revised Registration Statement.

Business

Overview, page 86

18. Please define the meaning of the Latin phrase “primus inter pares.”

Response:

We have replaced the Latin phrase with the term “best in class”.

19. We note your disclosure that as part of your spin-out of BioLingus IP II GmbH you “granted the rights to all non-metabolic applications from BioLingus I to BioLingus II.” Please update your disclosure to discuss the material terms of the agreement, including the aggregate amounts paid to date under the agreement, the aggregate future potential payments and the termination provisions.

Response:

We have updated the disclosure to discuss the material terms of the agreement, including the aggregate amounts paid to date under the agreement, the aggregate future potential payments and the termination provisions on page 85 of the Revised Registration Statement responsive to the Staff’s comments.

Our Products, page 89

20. Please revise this section to provide a more fulsome discussion of your product candidates, including a discussion of any development activities conducted since inception, the current development status of your product candidates and the indications you are targeting.

Response:

We have included a table containing such discussion on page [88] of the Revised Registration Statement responsive to the Staff’s comments.

21. We refer to your statements here that you intend to pursue a section 505(b)(2) approval pathway. Please also update your Prospectus Summary section to disclose the potential approval pathway you plan to rely on. In addition, please expand your discussion of this approval pathway so that investors understand the necessary steps to receive FDA approval using this process. Please identify and describe the specific studies and results you intend to rely on, including identifying the parties that performed these studies. Please also disclose if the FDA has given any indication that you may use such pathway for your candidates and consider updating your risk factor section to discuss any specific risks to this potential product approval pathway.

Response:

Responsive to the Staff’s comments, we have:

●	Inserted the following disclosure on page 7 of the Revised Registration Statement to disclose the potential approval pathway the Company plans to rely on:

“Because our products do not include any new chemical entity (“NCE”) but use already approved drug substances, we shall follow the “505(b)(2) regulatory pathway” in the United States. The 505(b)(2) New Drug Application (“NDA”) is a streamlined NDA process in which the applicant relies upon one or more investigations conducted by someone other than the applicant and for which the applicant has not obtained right of reference. In other words, the 505(b)(2) pathway enables investigators and/or manufacturers to apply for approval without having to repeat all the drug development work that has already been performed.”

●	Expanded discussion on the approval pathway on page 88 of the Revised Registration Statement by including a schematic representation of it.
●	Included a table on page 88 of the Revised Registration Statement to identify and describe the specific studies and results the Company intends to rely on, including identifying the parties that performed these studies.
●	Disclosed that there has not yet been any interaction with the FDA related to the applicability of 505(b) for the Company’s drug candidates.

The Company also has not identified any specific risks pertaining to the use of such approval pathway as it does not consider there to be any risk to it adopting the 505(b)(2) approval pathway.

22. We note your disclosure that benefits of the 505(b)(2) pathway include: “faster development” and “lower development risk.” Please revise your disclosure to remove any implications that your product candidates will be approved, are more likely to receive FDA approval or will be approved quickly.

Response:

We have removed the statement that the benefits of the 505(b)(2) pathway include: “faster development” and “lower development risk.”

Our Commercialization Strategy, page 90

23. Please remove the statement implying that you will be able to commercially sell your product candidates two to three years after signing licensing agreements with potential partners, as this statement is speculative in light of the current regulatory status of your product candidates.

Response:

We have removed the statement.

24. Please provide a brief summary of the market research conducted to support your statement that “80% of the patients who currently take the injectable forms, would switch to an oral form of these products.”

Response:

We have provided a brief summary of the Company’s market research responsive to the Staff’s comments on page 89 of the Revised Registration Statement.

Intellectual Property, page 93

25. Please revise your intellectual property disclosure to clearly identify: (i) the product candidate(s) dependent on each patent, (ii) whether the patent is owned or licensed, (iii) the type of patent protection (e.g., composition of matter, use, or process) and (iv) the expiration dates for each patent discussed in this section.

Response:

We have included a revised table summarizing: (i) the product candidate(s) dependent on each patent, (ii) whether the patent is owned or licensed, (iii) the type of patent protection (e.g., composition of matter, use, or process) and (iv) the expiration dates for each patent discussed in this section on page 92 of the Revised Registration Statement.

Principal Shareholders, page 108

26. Please revise your table to identify the natural person(s) that has voting and/or dispositive control over the shares held by Glorious Quintessence Limited.

Response:

We have amended footnote 1 to identify the natural person(s) that has voting and/or dispositive control over the shares held by Glorious Quintessence Limited.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

27. Your auditor refers to a going concern as an emphasis of matter in its auditor’s report which also references Note 1 that the Company had a working capital deficit, incurred a net loss, an accumulated deficit and its net cash outflows from operating activities which raised substantial doubt about the Company’s ability to continue as a going concern. Please note that PCAOB AS 2415.03c requires the auditor to include an explanatory paragraph, including an appropriate title (immediately following the opinion paragraph), in its audit report to reflect its conclusion if substantial doubt exists. Please have your auditor revise their opinion, if necessary, or explain in detail why no revision is necessary.

Response:

The audit report has been revised to include an appropriate title to reflect the conclusion if substantial doubt exists.

Note 1. Organization and Principal Activities, page F-8

28. The organization chart presented here appears different from the version presented on page 18 in regard to Glorious Quintessence Limited and the share percentages for the three founders. Please revise to be consistent, or explain otherwise.

Response:

Given that Glorious Quintessence Limited completed the acquisition of ordinary shares of the company as at January 10, 2023 and becomes one of the shareholders of the Company since January 10, 2023, which is after the reporting period as at October 31, 2022, therefore the organization chart on page F-8 was different from the one on page 17. To avoid confusion, we have updated the organization chart on page F-8.

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-12

29. Here you disclose that you recognize license income on the straight-line basis over the license terms because the customer simultaneously receives and consumes the benefits provided by the company. Tell us whether this policy applies to your license agreement with BioLingus IP II GmbH as disclosed at page 87. And if so, please provide us an analysis for your revenue recognition under this license agreement. In your response, specify your determination of the nature of the company’s promises under ASC 606-10-55-59 through 63. Please also expand your disclosures here, or elsewhere in the filing, to include material rights and obligations for each party under the license agreement.

Response:

The accounting policy of license income applies to the license agreement with BioLingus IP II GmbH (“BioLingus II”) as disclosed at page 85. The intellectual property underlying the license with BioLingus II, i.e., the non-metabolic applications, is a functional intellectual property in accordance with ASC 606-10-55-59 because (i) according to clause 2.2 of the license agreement, BioLingus II has the right to sub-license the license to other third parties; (ii) according to clause 5.2.1 of the license agreement, BioLingus II has freedom to use the intellectual property at its own will and without limitations develop products; and (iii) as illustrated in page 85 of the Revised Registration Statement, the license is a perpetual license, the agreement cannot be terminated unless (a) both BioLingus II and the Company mutually agree to such termination or (b) when either BioLingus II or the Company goes into liquidation or discontinue the business, thus BioLingus II has the power to obtain the future economic benefits flowing from the intellectual property underlying the license agreement at the beginning of the license term. As a result, the non-metabolic applications have significant standalone functionality and the customer, i.e., BioLingus II, can use the non-metabolic applications as it exists at a point in time. Therefore, the Company recognized the license income at a point in time when the customer is able to use and benefit from the license at the beginning of the license term, i.e., October 20, 2019, instead of on the straight-line basis over the license terms. We have revised the financial statements and corresponding disclosures. The material rights and obligations for each party under the license agreement was included in page 85.

Note 10. Provision for Income Taxes, page F-18

30. Please revise to provide all the required disclosures under ASC 740-10-50, including those disclosures required for public entities.

Response:

We have revised to provide all the required disclosures under ASC 740-10-50.

Exhibits

31. Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of Regulation S-T.

Response:

We have filed the exhibits in proper text-searchable format.

General

32. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We do not have any but we shall supplementally provide you with copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW